Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

THE FOLLOWING ARE TALKING POINTS USED BY PEPSICO, INC. IN TELEPHONE CALLS WITH INDEPENDENT BOTTLERS AND CUSTOMERS ON APRIL 20, 2009:

PepsiCo Proposal to Acquire PBG/PAS
Key Messages/Talking Points/Q&A

•
PepsiCo has proposed to acquire all of the outstanding shares it does not already own of both The Pepsi Bottling Group and PepsiAmericas.  We’re working to strategically reshape PepsiCo’s North America Beverages business – and we’re committed to doing it collaboratively and constructively.

•	Combining our two largest bottlers would strengthen the Pepsi-Cola system in many ways, creating significant manufacturing and distribution synergies, performance efficiencies and cost savings.

•	With overlapping costs and scale efficiencies, we’re talking about synergies of more than $200 million per year, including a fully integrated supply chain and go-to-market business model.

•	This integrated entity would include 80% of total PepsiCo beverage volume in North America, including both DSD and warehouse systems.

•	We’d continue to use existing JACT and committee structures to ensure smooth, seamless operations.

•
This is a great chance to build competitive advantage through increased collaboration with and among our bottling partners.  Accordingly, it’s a great chance to confront our challenges and drive mutually profitable growth, taking our LRB business to a whole new level.

•
We have to do everything we can to create the most effective, most efficient beverage system possible.  We’re convinced the current and future needs of our consumers and customers would be better served with PepsiCo playing a more active role in the bottling business.

What does this mean to your third anchor bottler, PBV?
This transaction would involve only PBG and PAS.  PBV would be unaffected.

Will PepsiCo also be buying the independents?
Again, this is about the opportunity to combine our two largest anchor bottlers – PBG and PAS.  We’ll continue to work with our independent bottlers to take advantage of manufacturing and distribution efficiencies, and they’ll continue to make their own important contributions to our system.

For more information including fact sheets on the proposed transaction, please access our website at: http://transactioninfo.com/pepsico

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements”, including PepsiCo’s 2009 guidance, are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo’s ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for our products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; our ability to build and sustain proper information technology infrastructure, successfully implement our ongoing business process transformation initiative or outsource certain functions effectively; damage to our reputation; trade consolidation, the loss of  any key customer, or failure to maintain good relationships with our bottling partners, including as a result of the Proposed Transactions; our ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of our supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where we operate; and risks that benefits from our Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of April 20, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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